Exhibit 99.1

FOR IMMEDIATE RELEASE

Friday, December 12, 2014

Media General and LIN Media To Close on Merger Transaction on December 19, 2014

Final Deadline for Shareholders of LIN Media to Submit Their Election Form is December 18, 2014 at 5 p.m. ET

RICHMOND, Va. — Media General, Inc. (NYSE:MEG) and LIN Media LLC (NYSE:LIN) announced today that they have received approval from the Federal Communications Commission (FCC) for the business combination that they announced on March 21, 2014. The FCC also approved the transfer of control of certain broadcast stations in connection with the divestitures that the companies announced on August 20, 2014. The Department of Justice (DOJ) announced its approval for the merger on October 30, 2014. Media General and LIN Media expect to close on the merger and associated divestitures on December 19, 2014.

Upon closing of the transaction, the combined company will retain the Media General name and remain headquartered in Richmond, VA. Shares of the new Media General will be listed on the NYSE and trade under the symbol MEG.  LIN Media shares will cease trading and will no longer be listed on the NYSE. The final deadline for Shareholders of LIN Media to submit their Election Form is Thursday, December 18, 2014 at 5 p.m. ET.

J. Stewart Bryan III, Chairman of the Board of Media General, said, “We are pleased to have received FCC and DOJ approval for our merger with LIN Media.  We will now move forward to quickly integrate our operations and build upon our shared values for providing relevant local journalism and deep community engagement, both of which strengthen our ties to viewers and advertisers.  The powerful combination of two strong local television broadcasters enhances our leadership position as we compete in the rapidly evolving media landscape, thus enabling us to deliver greater shareholder value.”

Vincent L. Sadusky, President and Chief Executive Officer of LIN Media, said, “With the final regulatory approvals received, we are focused on closing the merger and integrating our two companies. The new Media General will have significant national reach and scale, numerous synergies, a diversified portfolio and, importantly, opportunities to grow our industry-leading digital business. We have an experienced and talented management team that is already hard at work on plans to bring our two great, complementary cultures together.”

Upon closing of the transaction, Media General will become one of the largest pure-play broadcast companies in the country with the largest and most diverse digital business. The combined company will own, operate or service 71 stations across 48 markets, reaching 27.5 million or 23% of U.S. television households. In addition to the websites associated with each TV station, Media General’s digital media portfolio will include LIN Digital, LIN Mobile, Dedicated Media, HYFN and Federated Media.

About Media General

Media General, Inc. is a leading local television broadcasting and digital media company, providing top-rated news, information and entertainment in strong markets across the U.S. The company owns or operates 32 network-affiliated broadcast television stations and their associated digital media and mobile platforms, in 29 markets. These stations reach 17.5 million or nearly 15% of U.S. TV homes. Seventeen of the 32 stations are located in the top 75 designated market areas. Media General first entered the local television business in 1955 when it launched WFLA in Tampa, Florida, as an NBC affiliate. The company subsequently expanded its station portfolio through acquisition. In November 2013, Media General and Young Broadcasting merged, combining Media General’s 18 stations and Young’s 13 stations. In September 2014, Media General acquired WHTM-TV in Harrisburg, PA.

About LIN Media

LIN Media is a local multimedia company that operates or services 43 television stations and seven digital channels in 23 U.S. markets, along with a diverse portfolio of websites, apps and mobile products that make it more convenient to access its unique and relevant content on multiple screens. LIN Media’s highly-rated television stations deliver important local news and community stories along with top-rated sports and entertainment programming to 10.5% of U.S. television homes.  The Company’s growing digital media portfolio helps agencies and brands effectively and efficiently reach their target audiences at scale by utilizing its ComScore Top 15 Video and Top 25 Display market share, and the latest in conversational marketing, video, display, mobile, social intelligence and monetization, as well as reporting across all screens.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the expected benefits from the pending merger will be realized on the timetable currently contemplated. Additional risks and uncertainties relating to the pending merger include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Contacts

For Media General:

Lou Anne J. Nabhan

Vice President, Corporate Communications

804-887-5120

lnabhan@mediageneral.com

For LIN Media:

Courtney Guertin

Corporate Communications

401-457-9501

courtney.guertin.@linmedia.com